Filed Pursuant to Rule 433
Registration No. 333-165133
May 8, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 8, 2012)

Issuer:	Georgia Power Company
Security:	Series 2012A 4.30% Senior Notes due March 15, 2042
Expected Ratings:*	A3/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000 (Reopening of $750,000,000 of Series 2012A 4.30% Senior Notes due March 15, 2042 issued on March 6, 2012)
Public Offering Price:	101.208% plus accrued interest from March 6, 2012
Maturity Date:	March 15, 2042
Treasury Benchmark:	3.125% due November 15, 2041
US Treasury Yield:	3.028%
Spread to Treasury:	+120 basis points
Re-offer Yield:	4.228%
Coupon:	4.30%
Make-Whole Call:	T+20 basis points
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2012
Initial Interest Accrual Date:	March 6, 2012
Total Accrued Interest Payable to the Issuer:	$2,717,361.11 accrued from March 6, 2012 to but excluding May 11, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	373334JW2 / US373334JW27
Trade Date:	May 8, 2012
Expected Settlement Date:	May 11, 2012 (T+3)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC RBS Securities Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Commerz Markets LLC Mizuho Securities USA Inc.
Concurrent Offering:
$400,000,000 of Georgia Power Company’s Series 2012B 2.85% Senior Notes due May 15, 2022, expected to be issued on May 11, 2012.  The closing of the offering of the additional Series 2012A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.